                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      Annual report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 (Fee required)

         For the fiscal year ended December 31, 1999

                                       Or

[ ]      Transition report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 (Fee required)

         For the transition period from _____________ to _____________

         Commission file number  _____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  EATON CORPORATION 401(k) SAVINGS PLAN

         B.       Name of issuer of the securities held
pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation, 1111 Superior Avenue,
                  Cleveland, Ohio 44114-2584

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                                  (Name of Plan)
                                                        EATON CORPORATION 401(k)
                                                                    SAVINGS PLAN

              Date: June 27, 2000                By:   Eaton Corporation Pension
                                                        Administration Committee

                                                       By: /s/ S.J. Cook
                                                           ---------------------
                                                            (Signature)
                                                          S. J. Cook
                                                  Vice President-Human Resources
                                                               Eaton Corporation

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES
Eaton Corporation 401(k) Savings Plan and Trust

December 31, 1999 and 1998 and Year Ended December 31, 1999

                         Report of Independent Auditors


Corporate Compensation and Organization
  Committee of Eaton Corporation
Eaton Corporation 401(k) Savings Plan and Trust


We have audited the accompanying statements of net assets available for benefits of the Eaton Corporation 401(k) Savings Plan and Trust as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



Cleveland, Ohio                                /s/ Ernst & Young LLP
June 9, 2000



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

                 Eaton Corporation 401(k) Savings Plan and Trust

                 Statements of Net Assets Available for Benefits


                                                                DECEMBER 31
                                                           1999             1998
                                                     ------------------------------------
ASSETS
Investments:
   Mututal funds                                       $   20,362,840     $  14,122,968
   Common/collective trust fund                             7,077,995         8,762,812
   EB money market fund                                     1,474,910           893,575
   Eaton Corporation Common Shares                          4,836,680         2,916,728
   Participant loans receivable                               912,744           800,793
                                                       --------------------------------
Total investments                                          34,665,169        27,496,876

Receivables:
   Interest                                                    15,802             3,965
   Employee contributions                                      68,474            40,801
   Other                                                            -            41,817
                                                       --------------------------------
Total receivables                                              84,276            86,583
                                                       --------------------------------
Total assets                                               34,749,445        27,583,459

LIABILITIES
Other payable                                                       -            10,067
                                                       --------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                      $   34,749,445     $  27,573,392
                                                       ================================


See notes to financial statements.




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


                 Eaton Corporation 401(k) Savings Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 1999



ADDITIONS
Investment income:
   Interest and dividends                                  $     1,569,661
   Net appreciation in fair value of investments                 1,643,401
                                                           ---------------
                                                                 3,213,062

Contributions:
   Employee                                                      4,640,274
   Employer                                                        418,493
                                                           ---------------
                                                                 5,058,767

Net transfers from other plans                                   2,097,612
                                                           ---------------
Total additions                                                 10,369,441


DEDUCTIONS
Distributions to participants                                    3,193,388
                                                           ---------------

Net increase                                                     7,176,053

Net assets available for benefits:

   Beginning of year                                            27,573,392
                                                           ---------------

   END OF YEAR                                             $    34,749,445
                                                           ===============


     See notes to financial statements.





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



                 Eaton Corporation 401(k) Savings Plan and Trust

                          Notes to Financial Statements

                         December 31, 1999 and 1998 and
                          Year Ended December 31, 1999



A.   SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the accrual basis of accounting.

Investments are stated at fair value as measured by quoted prices in active markets except for the Prism Money Market Fund which is stated at fair value as determined by the trustee. The participant loans receivable are valued at their outstanding balances, which approximate fair value.

The cost of shares sold for mutual funds and Eaton Common Shares Fund is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

B.   DESCRIPTION OF THE PLAN

Effective July 1, 1996, Eaton Corporation (the "Company" or "Plan Sponsor") established a 401(k) profit sharing plan and trust to be known as the Eaton Corporation 401(k) Savings Plan and Trust (the "Plan").

On May 1, 1998, the Company amended the Plan and restated certain articles therein to qualify the Plan as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the "Code"), and include a cash or deferred arrangement that is intended to qualify under Section 401(k) of the Code.

The Plan provides that all union employees that belong to IAM Local 78 and IAM Local 1061, Milwaukee, Wisconsin; USWA Local 7509, Shelbyville, Tennessee; UAW Local 164, Auburn, Indiana; Metal Processors Union IUAP and NW AFL-CIO Local 16, Rochelle, Illinois; UAW Local 220, Marshall, Michigan; IAM and Aerospace Workers, Local 77, Eden Prairie, Minnesota; Beaver Salaried Employees Association and IBEW, AFL-CIO, Local 201, Beaver, Pennsylvania; and IBEW, AFL-CIO, Local 1833, Horseheads, New York; IAM Local 1165, Lincoln, IL; and UAW Local 1609, Winamac, Indiana, will be eligible for membership in the Plan on the date at which the employee has completed the specified probationary period as stated in the applicable collective bargaining agreement.




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


                 Eaton Corporation 401(k) Savings Plan and Trust

                    Notes to Financial Statements--Continued



B.   DESCRIPTION OF THE PLAN--CONTINUED

Eligible employees may elect to make before-tax contributions from 1 to 17 percent of their compensation. Contributions are allocated by the employee among the investment funds offered by the Plan.

Each participant's account is credited with the participant's contributions and allocations of the Plan's earnings and is charged with an allocation of administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in their contributions and actual earnings thereon. On termination of service, a participant is eligible to receive a lump-sum amount equal to the value of his account.

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate based on the prime interest rates as determined daily by the Trustee. Principal and interest are paid ratably through monthly payroll deductions.

For certain locations, eligible employees receive an employer match of 50% up to 6% of their compensation. Eligible employees are 100% vested provided the participants are employees on the last day of the plan year in which the matching contributions are made.

All administrative and transaction costs, management fees and expenses of the Plan are paid by the trustee from the trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 1999 on behalf of the Plan.

The Company may amend, modify, suspend or terminate the Plan at any time. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan document, which is available from the Human Resources Department upon request.




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



                 Eaton Corporation 401(k) Savings Plan and Trust

                    Notes to Financial Statements--Continued



C.   INVESTMENTS

Key Trust Company of Ohio, N.A., trustee of the plan, holds the Plan's investment assets and executes transactions.

During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

     Common/collective trust fund                           $      160,493
     Shares of registered investment companies                   1,675,645
     Common stock                                                 (192,737)
                                                            ---------------

                                                            $    1,643,401
                                                            ===============


Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

                                                              DECEMBER 31
                                                        1999               1998
                                                  ------------------ ------------------
     Net assets:
        Eaton Corporation Common Shares              $4,836,680       $  2,916,728
        Key Trust EB Money Market Fund                  188,601             58,387
        Receivables                                       8,912             44,898
        Accrued purchases                               (35,422)           (10,067)
                                                  ------------------ ------------------

                                                     $4,998,771       $  3,009,946
                                                  ================== ==================




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



                 Eaton Corporation 401(k) Savings Plan and Trust

                    Notes to Financial Statements--Continued


C.   INVESTMENTS--CONTINUED

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                                 1999
                                                          --------------------
       Changes in net assets:
          Contributions                                      $     862,905
          Interest and dividends                                   105,443
          Net depreciation in fair value of
            investments                                           (192,737)
          Distributions to participants                           (374,213)
          Net transfers from participant
            directed funds                                       1,087,278
          Net transfers from other plans                           500,149
                                                          --------------------

          NET INCREASE                                       $   1,988,825
                                                          ====================

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                         DECEMBER 31
                                                   1999               1998
                                              --------------------------------

Key Bank Prism Reserve Fund                   $    7,077,995      $  8,762,812
American Balanced Fund                             2,906,398         2,540,203
Fidelity Contra Fund                               3,700,363         1,208,192
Vanguard Institutional Index Fund                 11,210,570         9,089,599
Eaton Corporation Common Shares*                   4,836,680         2,975,115

*    Nonparticipant-directed



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


                 Eaton Corporation 401(k) Savings Plan and Trust

                    Notes to Financial Statements--Continued


D.   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 14, 1997, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

E.   TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investment in the investment funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 1999 and 1998, the Plan received $105,443 and $20,085, respectively, in common stock dividends from the Company.

F.   PLAN MERGER/DIVESTITURE

During 1999, the Company authorized the merger of the Lincoln Plant Share Purchase and Investment Plan and Trust, the Engineered Fasteners Division Hourly Employees 401(k) Plan (Engineered Fasteners Plan) and the Eaton Winamac Hourly Investment Plan and Trust to the Plan. Total assets transferred into the Plan from these plans during 1999 were $3.7 million.

The Company sold its Engineered Fasteners Division to Trans Technology Corporation in 1999. Accordingly, assets of the Engineered Fasteners Plan of $1.6 million were transferred to a defined contribution plan sponsored by Trans Technology Corporation.



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


                 Eaton Corporation 401(k) Savings Plan and Trust

                          EIN: 34-0196300 Plan No.: 162

               Schedule H, Line 4(i)--Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999


                                                        Description of                            Current
          Identity of Issue                               Investment             Cost              Value
--------------------------------------------------------------------------------------------------------------
* Key Bank:
     Prism Reserve Fund                                     43,585 shares                       $   7,077,995
     Employee Benefits Money Market Fund                 1,474,910 units                            1,474,910
   American Balanced Fund                                  201,553 shares                           2,906,398
   Vanguard Windsor Fund                                   109,992 shares                           1,668,583
   Vanguard Institutional Index Fund                        83,655 shares                          11,210,570
   Fidelity Contra Fund                                     61,652 shares                           3,700,363
   Templeton Foreign Fund                                   78,157 shares                             876,926
*  Eaton Corporation Common Shares                          66,598 shares      $ 5,423,990          4,836,680
*  Participant loans receivable                          9.5%; variable
                                                               maturities                             912,744
                                                                                                -------------

                                                                                                $  34,665,169
                                                                                                =============

*Indicates a party-in-interest to the Plan.




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



                 Eaton Corporation 401(k) Savings Plan and Trust

                          EIN: 34-0196300 Plan No.: 162

           Schedule H, Line 4(j)--Schedule of Reportable Transactions

                          Year Ended December 31, 1999



                                    Purchase               Selling              Cost of              Current         Net Gain
    Description of Asset             Price                  Price                Asset                Value           (Loss)
-----------------------------------------------------------------------------------------------------------------------------------

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

*Eaton Corporation
  Common Shares                 $  7,175,522                                  $  7,175,522         $  7,175,522
                                                        $  5,567,273             4,875,306            5,567,273      $  691,967


There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 1999.

*        Indicates a party-in-interest to the Plan.




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